[Fleetwood Enterprises, Inc. Letterhead]

December 8, 2008

Via U.S. Mail and EDGAR

Ms. Amanda McManus

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Request for Acceleration
Fleetwood Enterprises, Inc.
Registration Statement on Form S-4
File No. 333-155099

Dear Ms. McManus:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Fleetwood Enterprises, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated to 9:00 a.m., Eastern Time, on Tuesday, December 9, 2008, or as soon as practicable.

The Company hereby further acknowledges that:

•                  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact James Moloney at (949) 451-4343 at the law firm of Gibson, Dunn & Crutcher LLP.

Sincerely,

Fleetwood Enterprises, Inc.

/s/ Leonard J. McGill
Leonard J. McGill
SVP, Corporate Development, General Counsel and
Secretary

cc:	Steven R. Finley, Esq.
James J. Moloney, Esq.
Gibson, Dunn & Crutcher LLP